QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.2

NORTHWEST AIRLINES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK REQUIREMENTS

(Dollars in millions)

	Three months ended March 31
	2001	2000
Earnings:
Income (loss) before income taxes	$(273)	$4
Less: Income from less than 50% owned investees	4	31
Add:
Rent expense representative of interest (1)	58	55
Interest expense net of capitalized interest	72	84
Interest of preferred security holder	6	7
Amortization of debt discount and expense	2	3
Amortization of interest capitalized	1	1

Adjusted earnings (loss)	$(138)	$123

Fixed charges and preferred stock requirements:
Rent expense representative of interest (1)	$58	$55
Interest expense net of capitalized interest	72	84
Interest of preferred security holder	6	7
Preferred stock requirements	1	1
Amortization of debt discount	2	3
Capitalized interest	8	4

Fixed charges and preferred stock requirements	$147	$154

Ratio of earnings to fixed charges and preferred stock requirements	— (2)	—	(2)

(1)
Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)
Earnings were inadequate to cover fixed charges and preferred stock requirements by $285 million and $31 million for the three months ended March 31, 2001 and March 31, 2000, respectively.

QuickLinks

NORTHWEST AIRLINES CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK REQUIREMENTS (Dollars in millions)